MAIL STOP 0511

									February 11, 2005

Dr. Earl Abbott
President
AAA Minerals, Inc.
3841 Amador Way
Reno, NV 89502

Re:	AAA Minerals, Inc.
      Registration Statement on Form SB-2
      File No. 333-119848
	Amended January 24, 2005

Dear Mr. Bravo:


      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

2. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. The consent in Exhibit 23.1 should be signed in the name of the firm rather than an individual partner.
Please revise.

Risk Factors

3. We note your response to comment 4 of our January 14, 2005 letter.
However, please elaborate on your statement that ". . . In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. For example, foreign ownership laws that are applicable in certain business sectors, could be applied to mineral property ownership. . ." Please specifically discuss these foreign ownership laws and their potential impact on you.

Description of Business

4. We note your supplemental response that you do not have any relationship with Mr. Nicholson. Please disclose this in the prospectus.

5. We note that Mr. Macdonald based his conclusion that further exploration work is recommended, in part, on the fact that "anomalous values" of gold, copper, silver, and barium were discovered from sampling. Please explain what you mean by "anomalous values."

6. We note that in your previous amendment you state "Mr.
Macdonald.
.. . recommends an initial program of sampling and mapping.. ." and ".
.. .Sampling consists of gathering soil or pieces of rock that appear to contain precious metals such as gold and silver, or industrial metals such as copper. All samples gathered will be sent to a laboratory where they are crushed and analysed for metal content. . ." However, you have deleted these statements in your most recent amendment. Please disclose what sampling consists of.

Accountants Report

7. The report of the Chartered Accountants on page 29 should reference "the standards of the Public Company Accounting Oversight
Board (United States)," rather than generally accepted auditing standards. Please refer to PCAOB Auditing Standard No.1 and SEC Release No. 33-8422. Also, please include both the printed name of the firm and the authorized signature of the firm. See Rule 302 of
Regulation S-T and revise accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824 or Tia
Jenkins
at (202) 942-1902 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      John Reynolds
      Assistant Director
      Emerging Growth Companies